Exhibit 99.1

Todd Shipyards Corporation Announces Financial Results for April 2, 2006

VIA FACSIMILE	CONTACT: HILARY PICKEREL
TOTAL PAGES - 4	SHAREHOLDER RELATIONS
(206) 623-1635 Ext. 106

SEATTLE, WASHINGTON...June 15, 2006...Todd Shipyards Corporation (the "Company") announced financial results for the fiscal year and fourth quarter ended April 2, 2006.

For the fiscal year, the Company reported net income of $8.2 million or $1.47 per diluted share on revenue of $201.9 million. In the prior fiscal year ended April 3, 2005, the Company reported net income of $9.0 million or $1.62 per diluted share on revenue of $134.0 million. For the quarter ended April 2, 2006, the Company reported net loss of $.2 million or $0.03 per diluted share on revenue of $32.7 million. For the quarter ended April 3, 2005, the Company reported a net income of $4.0 million or $0.72 per diluted share on revenue of $43.9 million.

Revenue for the full year increased primarily due to the impact of the higher volumes of work for the Navy and the Coast Guard. However, while volumes and revenues were higher for the year compared to 2005, the Company's net income was lower primarily due to increased overhead expenses and poor performance on the USS John C. Stennis ("Stennis"), which is a U.S. Navy aircraft carrier.

Net income for the fourth quarter was impacted unfavorably by reduced volumes of Navy work, lower than expected fees for work completed on the Stennis, and a downward adjustment in the year's estimated overhead expense recovery under U.S. Government cost-type contracts as actual full year volumes and overhead costs became known. Net income for the prior fiscal year fourth quarter was impacted favorably by the high volume of Navy work.

For the fiscal year ended April 2, 2006, the Company reported income before income taxes of $12.4 million. For the quarter ended April 2, 2006, the Company reported a loss before income taxes of $0.3 million. For the fiscal year ended April 3, 2005 the Company reported income before income taxes of $12.9 million. For the quarter ended April 3, 2005, the Company reported income before income taxes of $5.5 million. The decrease in income before income taxes for the fourth quarter ended April 2, 2006 was primarily due to the fourth quarter factors cited above. Similarly, for the fiscal year ended April 2, 2006, the decrease in income before income taxes is primarily attributable to the above mentioned factors that impacted net income for the fiscal year.

The Company's fiscal year 2006 revenue of $201.9 million reflects an increase of $67.9 million, or 50.6% from fiscal year 2005 levels, while fourth quarter revenue of $32.7 million reflects a decrease of $11.2 million, or 25.6% compared to fiscal year 2005 fourth quarter results. The revenue decrease experienced in the fourth quarter of fiscal year 2006 compared to the fourth quarter of 2005 is primarily due to the aforementioned factors that impacted net income for the fourth quarter.

For the fiscal year ended April 2, 2006, the Company reported operating income of $11.1 million. For the quarter then ended, the Company reported operating loss of $0.5 million. For the preceding fiscal year ended April 3, 2005, the Company reported operating income of $11.9 million. For the quarter ended April 3, 2005, the Company reported operating income of $5.2 million. The operating loss for the fourth quarter compared to the fourth quarter in the prior fiscal year is primarily the result of the factors that impacted the fourth quarter discussed above.

The Company reported other income of $1.6 million, as well as a net loss on the sale of available-for-sale securities of $0.2 million for the fiscal year ended April 2, 2006. For the quarter then ended, the Company had other income of $0.4 million and a net loss on the sale of available-for-sale securities of $0.2 million. In the prior year ended April 3, 2005, the Company had other income of $1.0 million, and a minimal net loss on the sale of available-for-sale securities for the fiscal year. For the quarter then ended April 3, 2005, the Company had other income of $0.3 million. The increase in other income reported in fiscal year 2006 is primarily attributable to interest earned on the Company's available-for-sale securities. The net loss on available-for-sale securities reported for fiscal year and quarter ended April 2, 2006 is attributable to an other-than-temporary loss recognized on these securities.

For the fiscal year ended April 2, 2006, the Company recorded federal income tax expense of $4.2 million. For the quarter then ended, the Company recorded a federal income tax benefit of $0.1 million. In the preceding fiscal year and fourth quarter ended April 3, 2005 the Company recorded federal income tax expense of $3.9 million and $1.5 million, respectively.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements contained in this Release which are not historical facts or information are "forward-looking statements." Words such as "believe," "expect," "intend," "will," "should," and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties, which could cause the outcome to be materially different than stated. Such risks and uncertainties include matters which relate directly to the Company's operations and properties and are discussed in the Company's filings with the Securities & Exchange Commission, as well as general economic risks and uncertainties. The Company cautions that any forward-looking statement reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove to be inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

The results of operations are as follows on the next page:

TODD SHIPYARDS CORPORATION
AUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Periods ended April 2, 2006 and April 3, 2005
(in thousands of dollars, except per share data)

A copy of the Company's financial statements for the year ended April 2, 2006 will be filed with the Securities & Exchange Commission as part of its Annual Report on Form 10-K. The Company's Form 10-K should be read in conjunction with this earnings report.

TODD SHIPYARDS CORPORATION
AUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
Periods ended April 2, 2006 and April 3, 2005
(in thousands of dollars)

A copy of the Company's financial statements for the year ended April 2, 2006 will be filed with the Securities & Exchange Commission as part of its Annual Report on Form 10-K. The Company's Form 10-K should be read in conjunction with this balance sheet information.